Exhibit 21

Greenway Medical Technologies, Inc.

The following table lists the direct and indirect subsidiaries of Greenway Medical Technologies, Inc.

Name	Jurisdiction of Incorporation or Organization
Greenway, LLC	Delaware
Greenway Registry, LLC	Georgia